Exhibit 99.2

Mogo Finance Technology Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

Mogo Finance Technology Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	March 31, 2018(1)	December 31, 2017(1)
		(audited)
Assets
Cash	35,700	40,560
Loans receivable (Note 4)	71,179	73,460
Prepaid expenses, deposits and other assets	1,895	1,827
Deferred cost (Note 6)	307	410
Investment tax credits	-	343
Property and equipment (Note 7)	3,039	3,206
Intangible assets (Note 8)	15,581	14,897
	127,701	134,703
Liabilities
Accounts payable and accruals	6,594	7,468
Other liabilities (Note 9)	1,060	1,089
Credit facilities (Note 10)	61,020	57,110
Debentures (Note 11)	39,857	39,680
Convertible debentures (Note 12)	11,311	12,864
Derivative financial liability (Note 16c)	1,143	2,697
	120,985	120,908
Shareholders’ Equity
Share capital (Note 13)	73,225	71,389
Contributed surplus	6,203	6,033
Deficit	(72,712)	(63,627)
	6,716	13,795
	127,701	134,703

(1)	The condensed consolidated statement of financial position as at March 31, 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated. For additional information on IFRS 9 adoption, refer to Note 3 to these unaudited interim condensed consolidated financial statements.

Approved on Behalf of the Board

Signed by “Greg Feller”	, Director

Signed by “Minhas Mohamed”	, Director

The accompanying notes are an integral part of these financial statements.

2

Mogo Finance Technology Inc.

Interim Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Three months ended March 31,
	2018(1)	2017(1)
Revenue
Subscription and services	4,970	2,368
Interest revenue	5,418	4,132
Loan fees	3,945	4,781
	14,333	11,281
Cost of revenue
Provision for loan losses, net of recoveries (Note 4)	3,628	2,839
Transaction costs	1,334	984
	4,962	3,823
Gross profit	9,371	7,458
Operating expenses
Technology and development	3,206	2,779
Marketing	2,354	1,363
Customer service and operations	1,961	1,941
General and administration	2,930	2,239
Total operating expenses	10,451	8,322
Loss from operations	(1,080)	(864)
Other expenses
Funding interest expense (Note 10)	1,972	1,606
Corporate interest expense (Note 11, 12)	2,111	1,569
Unrealized exchange (gain) loss	221	(58)
Unrealized loss (gain) on derivative liability (Note 16c)	(1,554)	482
Other one-time expenses	120	118
	2,870	3,717
Loss before income taxes	(3,950)	(4,581)
Provision (refund) for income taxes	-	(8)
Loss and comprehensive loss	(3,950)	(4,573)

Loss per share
Basic and fully diluted	(0.174)	(0.250)
Weighted average number of basic and fully diluted common shares (in 000s)	22,643	18,298

(1)	The condensed consolidated statement of comprehensive loss for the three months ended March 31, 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated. For additional information on IFRS 9 adoption, refer to Note 3 to the unaudited interim condensed consolidated financial statements.

The accompanying notes are an integral part of these financial statements.

3

Mogo Finance Technology Inc.

Interim Condensed Consolidated Statements of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2016	45,655	3,945	(43,898)	5,702
Loss and comprehensive loss	-	-	(4,573)	(4,573)
Stock based compensation	-	246	-	246
Conversion of restricted share units (“RSUs”)	169	(169)	-	-
Amortization of warrants	-	37	-	37
Balance, March 31, 2017	45,824	4,059	(48,471)	1,412

Balance, December 31, 2017	71,389	6,033	(63,627)	13,795
Impact of adopting IFRS 9 at January 1, 2018(1)	-	-	(5,135)	(5,135)
Balance, January 1, 2018	71,389	6,033	(68,762)	8,660
Loss and comprehensive loss	-	-	(3,950)	(3,950)
Conversion of convertible debentures (Note 12)	1,865	(132)	-	1,733
Share issuance costs	(38)	-	-	(38)
Stock based compensation	-	292	-	292
Options exercised	9	(3)	-	6
Amortization of warrants	-	13	-	13
Balance, March 31, 2018	73,225	6,203	(72,712)	6,716

(1)	The condensed consolidated statement of changes in equity (deficit) for the three months ended March 31, 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated. For additional information on IFRS 9 adoption, refer to Note 3 to these unaudited interim condensed consolidated financial statements.

The accompanying notes are an integral part of these financial statements.

4

Mogo Finance Technology Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Three months ended March 31,
	2018(1)	2017(1)
Cash provided by (used in) the following activities:
Operating activities
Loss and comprehensive loss	(3,950)	(4,573)
Items not affecting cash:
Depreciation and amortization	975	735
Amortization of deferred finance costs	103	112
Amortization of marketing setup fee	103	102
Accretion of convertible debentures	181	-
Loss on sale of fixed assets	-	21
Other one-time expenses	-	118
Provision for loan losses	4,100	3,299
Stock based compensation expense	292	246
Unrealized loss (gain) on derivative liability	(1,554)	482
Non-cash warrant expense	13	37
Unrealized foreign exchange (gain) loss	221	(52)
	484	527
Changes in working capital accounts
Net issuance of loans receivable	(6,954)	(2,197)
Investment tax credits	343	-
Prepaid expenses, deposits and other assets	(115)	(271)
Accounts payable and accruals	(910)	1,036
Other liabilities	(29)	(25)
Net cash used in operating activities	(7,181)	(930)
Investing activities
Purchases of property and equipment	(60)	(185)
Investment in intangible assets	(1,432)	(1,388)
Net cash used in investing activities	(1,492)	(1,573)

Financing activities
Advances from credit facility	3,807	(230)
Options exercised	6	-
Net cash provided by financing activities	3,813	(230)

Increase (decrease) in cash resources	(4,860)	(2,733)
Cash, beginning of period	40,560	18,624
Cash, end of period	35,700	15,891

(1)	The condensed consolidated statement of cash flows for the three months ended March 31, 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated. For additional information on IFRS 9 adoption, refer to Note 3 to these unaudited interim condensed consolidated financial statements.

The accompanying notes are an integral part of these financial statements.

5

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2018 and 2017

1.	Nature of operations

Mogo Finance Technology Inc. (“Mogo”) (the "Company") was incorporated under the Business Corporations Act (British Columbia) on August 26, 2003. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares are listed on the Toronto Stock Exchange and the NASDAQ Capital Market under the symbol “MOGO”.

Mogo – a Vancouver-based financial technology company - is focused on building the leading digital financial platform in Canada and empowering consumers with simple solutions to help them improve their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection, the Mogo Platinum Prepaid Visa® Card, mortgages, personal loans and the MogoCrypto account which enables the buying and selling of bitcoin. The platform is engineered to deliver multiple financial products at scale through one account and enable the rapid launch of new features and products. With more than 600,000 members and growing, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians.

2.	Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (the “IASB”). The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2017. The policies applied in these interim condensed consolidated financial statements were based on IFRS issued and outstanding at March 31, 2018.

The Company presents its interim condensed consolidated statements of financial position on a non-classified basis in order of liquidity. Certain revenue captions in the interim condensed consolidated statements of comprehensive loss were renamed in the current period to provide greater clarity and provide a broader description that appropriately captures new revenue streams.

These interim condensed consolidated financial statements for the three months ended March 31, 2018 and March 31, 2017 were authorized for issue by the Board of Directors on May 7, 2018.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities including forecasting future cash flows. Management has reviewed their plan with the Directors and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management and the Directors have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, (ii) global capital markets, and (iii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt and equity funding programmed into the model.

For these reasons, the Company continues to adopt a going concern basis in preparing the consolidated financial statements.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

Basis of consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of all its subsidiaries and structured entity. The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Mogo Financial (Alberta) Inc., Mogo Financial (B.C.) Inc., Mogo Financial Inc., Mogo Financial (Ontario) Inc., Mogo Mortgage Technology Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Mogo Technology Inc. (a US subsidiary), Mogo Blockchain Technology Inc., Thurlow Management Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (B.C.) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ontario) Inc., and Thurlow Capital (Ottawa) Inc. and its structured entity, Mogo Finance Trust (the “Trust”). The financial statements of the subsidiaries and the Trust are prepared for the same reporting period as the Company, using consistent accounting policies.

All inter-company balances, income and expenses and unrealized gains and losses resulting from inter-company transactions are eliminated in full.

6

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2018 and 2017

2.	Basis of presentation (Continued from previous page)

Use of estimates and judgments

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2017. The measurement of expected credit losses under IFRS 9 is also inherently subject to significant judgment and is described further in Note 3.

3.	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2017, except for the new policies and adoption of new standards effective as of January 1, 2018.

Recent IFRS standards adopted in 2018

We adopted the following new accounting standards and amendments, which are effective for our interim and annual consolidated financial statements commencing January 1, 2018.

IFRS 9, Financial Instruments

On January 1, 2018, the Company adopted IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. This standard establishes new measurement categories for classifying financial assets, and new guidance in relation to impairment and hedge accounting. The new hedge accounting requirements have no material impact on the Company’s condensed consolidated financial statements.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. As permitted by the standard, the Company has chosen not to restate comparative consolidated financial statements.

Classification and measurement of financial assets

At initial recognition, financial assets are classified as measured at amortized cost, at fair value through profit or loss (“FVPTL”), or at fair value through other comprehensive income (“FVOCI”). IFRS 9 removes the previous IAS 39 classifications of loans and receivables, held to maturity, and available for sale.

The Company measures financial assets at amortized cost if the financial asset is held within a “hold to collect” business model, and if the contractual cash flows associated with the financial asset are solely payments of principal and interest on the principal amount outstanding. Financial assets fall with a “hold to collect” business model when the Company’s primary objective is to collect contractual cash flows on the assets rather than selling them.

Loans receivable are classified as amortized cost. They are initially recognized at fair value, and subsequently measured at amortized cost using the effective interest method, less any allowance for loan losses.

Impairment of financial assets

Expected credit loss model

The expected credit loss (“ECL”) model is a three-stage impairment approach used to measure the allowance for loan losses on all financial assets at each reporting period date. Loans are classified under one of three stages based on changes in credit quality since initial recognition. Stage 1 loans consist of performing loans that have not had a significant increase in credit risk since initial recognition. Loans that have experienced a significant increase in credit risk since initial recognition are classified as Stage 2, and loans considered to be credit-impaired are classified as Stage 3. The allowance for loan losses on both Stage 2 and Stage 3 loans is measured at lifetime ECLs. The allowance for loan losses on Stage 1 loans is measured at an amount equal to 12-month ECLs, representing the portion of lifetime ECLs expected to result from default events possible within 12 months of the reporting date.

7

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2018 and 2017

3.	Significant accounting policies (Continued from previous page)

Recent IFRS standards adopted in 2018 (Continued from previous page)

IFRS 9, Financial Instruments (Continued from previous page)

Assessment of significant increase in credit risk

Significant increases in credit risk are assessed based on changes in probability of default of a financial asset subsequent to initial recognition. The Company uses past due information to determine whether credit risk has increased significantly since initial recognition. Financial assets are considered to have experienced a significant increase in credit risk and are reclassified to Stage 2 if a contractual payment is more than 30 days past due as at the reporting date.

The Company defines default as the earlier of when a contractual loan payment is more than 90 days past due or when a loan becomes insolvent as a result of customer bankruptcy. Loans that have experienced a default event are considered to be credit-impaired and are reclassified as Stage 3 loans.

Measurement of expected credit losses

ECLs are measured as the calculated expected value of cash shortfalls over the remaining life of a financial instrument, using a probability-weighted approach that reflects reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions. The measurement of ECLs primarily involves using this information to determine both the expected probability of a default event occurring and expected losses resulting from such default events. Loans are grouped by product type and by customer tenure for the purpose of assessing ECLs. Scenarios and probability weights are re-assessed quarterly and subject to management review.

Summary of IFRS 9 adoption impact

The following table summarizes the classifications and carrying amounts of the Company’s financial instruments as previously established under IAS 39 as at December 31, 2017, and the new IFRS 9 classifications and carrying amounts established as at January 1, 2018.

	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount, IAS 39	New carrying amount, IFRS 9
Cash	Loans and receivables	Amortized cost	40,560	40,560
Loans receivable, net	Loans and receivables	Amortized cost	73,460	68,325
Accounts payable and accruals	Amortized cost	Amortized cost	7,468	7,468
Credit facilities	Amortized cost	Amortized cost	57,110	57,110
Debentures	Amortized cost	Amortized cost	39,680	39,680
Convertible debentures	Amortized cost	Amortized cost	12,864	12,864
Derivative financial liabilities	FVTPL	FVTPL	2,697	2,697

Financial assets reclassified from loans and receivables under IAS 39 to amortized cost under IFRS 9 were previously also subject to the amortized cost measurement method under IAS 39. The following table summarizes the transition adjustment required upon adoption of IFRS 9 as at January 1, 2018:

	As at January 1, 2018
	Original carrying amount, IAS 39	Transition Adjustment(1)	New carrying amount, IFRS 9
Gross loans receivable	80,894	-	80,894
Allowance for loan losses	(7,434)	(5,135)	(12,569)
Loans receivable, net	73,460	(5,135)	68,325
Deficit	(63,627)	(5,135)	(68,762)

(1)	Re-measurement of the allowance for loan losses relates to the application of the ECL impairment methodology effective upon transition to IFRS 9. This adjustment was recorded to the opening deficit as at January 1, 2018.

8

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2018 and 2017

3.	Significant accounting policies (Continued from previous page)

Recent IFRS standards adopted in 2018 (Continued from previous page)

IFRS 15, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers. The new standard includes a five-step recognition and measurement approach for revenue arising from contracts with customers, and includes new requirements for accounting for contract costs. Revenues arising from financial instruments within the scope of IFRS 9 – Financial Instruments, specifically interest revenue and loan fees, are excluded from the scope of IFRS 15. All other revenue streams are included within the scope of IFRS 15.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various International Financial Reporting Interpretative Committee (“IFRIC”) and Standards Interpretations Committee (“SIC”) interpretations regarding revenue. The adoption of this standard did not have any significant impact on the Company’s interim condensed consolidated financial statements.

Revenue Recognition

During the three months ended March 31, 2018, the Company commenced Bitcoin “mining” operations, which is the process of providing transaction verification services on the Bitcoin network. The Company receives Bitcoin as compensation for these services, which are recognized as revenue and measured at fair value according to the spot price at the time they were mined. The Company leases Bitcoin mining equipment from a third party service provider who is also operating and hosting the machines.

New IFRS standards and interpretations not yet applied

IFRS 16, Leases

This standard replaces IAS 17, Leases, and requires lessees to account for leases on the statement of financial position by recognizing a right of use asset and a lease liability. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has decided not to early adopt IFRS 16, and is currently assessing the impact of adopting this standard on its financial statements.

4.	Loans receivable

Loans receivable represent unsecured installment loans, lines of credit, and short-term loans advanced to customers in the normal course of business. The terms of the loans vary from 2-5 years for installment loans, 1 year for lines of credit, and typically 14-30 days for short-term loans. As the installment loans are issued with maturity dates beyond one year, they are considered non-current. The breakdown of the Company’s gross loans receivable as at March 31, 2018 and December 31, 2017 is as follows:

	March 31, 2018	December 31, 2017
Current	49,219	46,977
Non-Current	35,319	33,917
	84,538	80,894

9

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2018 and 2017

4.	Loans receivable (Continued from previous page)

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket according to their IFRS 9 ECL measurement stage. In this presentation, the entire customer loan balance is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9:

	As at March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Not past due	75,242	-	27	75,269
1-30 days past due	2,151	-	285	2,436
31-60 days past due	-	1,205	326	1,531
61-90 days past due	-	942	334	1,276
91-180 days past due	-	-	4,026	4,026
Gross loans receivable	77,393	2,147	4,998	84,538
Allowance for loan losses	(6,997)	(1,754)	(4,608)	(13,359)
Loans receivable, net	70,396	393	390	71,179

The following table presents comparative figures as at December 31, 2017 in accordance with IAS 39. In contrast to IFRS 9, these receivables were aged on an individual payment basis rather than at the customer balance level:

Age analysis of loans receivable	December 31, 2017
Not past due	73,965
1-30 days past due	1,546
31-60 days past due	1,296
61-90 days past due	1,183
91-180 days past due	2,904
Gross loans receivable	80,894
Allowance for loan losses	(7,434)
Loans receivable, net	73,460

Allowance for loan losses	Three months ended March 31, 2018	Year ended December 31, 2017
Balance, beginning of period	7,434	7,311
January 1, 2018 IFRS 9 adjustment	5,135	-
Provision for loan losses	4,101	13,343
Charge offs	(3,311)	(13,220)
Balance, end of period	13,359	7,434

The provision for loan losses in the interim condensed consolidated statement of comprehensive loss is recorded net of recoveries for the three months ended March 31, 2018 of $473 (three months ended March 31, 2017 - $460).

5.	Related party transactions

Debenture balances include $3,145 (December 31, 2017 - $3,145) due to related parties, including shareholders, Company officers and management. Interest incurred on related party debenture balances during the three months ended March 31, 2018 totalled $133 (three months ended March 31, 2017 - $97). All transactions were conducted in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2018 and 2017

6.	Deferred cost

The Company and Postmedia Network Inc. (“Postmedia”) entered into a three year Marketing Collaboration Agreement (the “Postmedia Agreement”) effective January 25, 2016, whereby Postmedia provides Mogo with a minimum value of $50 million of promotional commitments in exchange for entering into a revenue sharing arrangement with Mogo. Mogo paid Postmedia a one-time program setup fee of $1,171 plus tax, which is being amortized over the life of the Postmedia Agreement. The remaining balance as at March 31, 2018 is $307 (December 31, 2017 - $410).

Subsequent to March 31, 2018, Mogo extended the term of the Postmedia Agreement for an additional two years beyond the end of the current agreement. The extended agreement is effective until December 31, 2020 and provides for Mogo to receive a similar minimum annual media value from Postmedia to the original agreement, and Postmedia to receive a fixed cash quarterly payment equivalent to the Q4 2017 revenue share payment, instead of receiving a percentage of Mogo’s revenue. In connection with the amendment of the Postmedia Agreement, the vesting and term of the Performance Warrants previously granted to Postmedia were also adjusted. See Note 16(c) for further information.

7.	Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance at December 31, 2016	2,067	1,585	2,592	6,244
Additions	271	30	65	366
Disposal	(1)	(115)	(148)	(264)
Balance at December 31, 2017	2,337	1,500	2,509	6,346
Additions	60	-	-	60
Balance at March 31, 2018	2,397	1,500	2,509	6,406
Accumulated depreciation
Balance at December 31, 2016	1,031	612	679	2,322
Additions	357	168	457	982
Disposal	(1)	(32)	(131)	(164)
Balance at December 31, 2017	1,387	748	1,005	3,140
Additions	74	37	116	227
Balance at March 31, 2018	1,461	785	1,121	3,367
Net book value
At December 31, 2017	950	752	1,504	3,206
At March 31, 2018	936	715	1,388	3,039

Depreciation of leasehold improvements are included in general and administration expenses. Depreciation expense for all other property and equipment are included in technology and development costs.

11

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2018 and 2017

8.	Intangible assets

	Internally generated – Completed	Internally generated – In Process	Vendor Purchases	Total
Cost
Balance at December 31, 2016	8,593	6,333	3,340	18,266
Additions	-	5,143	11	5,154
Transfers	7,935	(7,935)	-	-
Balance at December 31, 2017	16,528	3,541	3,351	23,420
Additions	-	1,427	5	1,432
Transfers	642	(642)	-	-
Balance at March 31, 2018	17,170	4,326	3,356	24,852
Accumulated depreciation
Balance at December 31, 2016	3,122	-	2,895	6,017
Additions	2,369	-	137	2,506
Disposal	-	-	-	-
Balance at December 31, 2017	5,491	-	3,032	8,523
Additions	724	-	24	748
Balance at March 31, 2018	6,215	-	3,056	9,271
Net book value
At December 31, 2017	11,037	3,541	319	14,897
At March 31, 2018	10,955	4,326	300	15,581

Intangible assets include both internally generated and acquired software with finite useful lives. Amortization of intangible assets is included in technology and development costs.

9.	Other liabilities

	March 31, 2018	December 31, 2017
Deferred lease inducement	310	339
Marketing incentive	750	750
	1,060	1,089

Deferred lease inducement relates to incentive provided by our landlord for our corporate office in Vancouver. Marketing incentive relates to the funds provided by one of our partners for joint marketing efforts.

12

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2018 and 2017

10.	Credit facilities

The Company currently has two credit facilities, the “Credit Facility – Liquid”, which is used to finance the Company’s Liquid loan products, and the “Credit Facility – Other”, which is used to finance other products, including the Company’s Zip and Mini loan products. The Credit Facility – Liquid matures on August 31, 2020, and the Credit Facility – Other matures on July 2, 2020.

The amount drawn on Credit Facility - Liquid as at March 31, 2018 was $31,664 (December 31, 2017 – $29,439) with unamortized deferred financing costs of $804 (December 31, 2017 – $887) netted against the amount owing. The term loan bears interest at a variable rate of LIBOR plus 8.00% (with a LIBOR floor of 1.50%). As at March 31, 2018, LIBOR was 1.88% (December 31, 2017 – 1.56%).

The amount drawn on Credit Facility - Other as at March 31, 2018 was $30,331 (December 31, 2017 – $28,749) with unamortized deferred financing costs of $171 (December 31, 2017 – $191) netted against the amount owing. The facility bears interest at a variable rate of LIBOR plus 12.50% (with a LIBOR floor of 2.00%).

Both credit facilities are subject to certain covenants and events of default. As of March 31, 2018, the Company is in compliance with these covenants. Interest expense on both credit facilities is included in funding interest expense in the consolidated statement of comprehensive loss.

11.	Debentures

Debentures require interest only payments and bear interest at monthly rates ranging between 1.00% and 1.52% (2017 – 1.00% and 1.52%) with principal amounts due at various periods up to December 23, 2021. Interest expense on the debentures is included in corporate interest expense in the consolidated statement of comprehensive loss. Debentures are subordinated to the Credit Facility – Other and are secured by the assets of the Company. The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the maturity date of such debentures to the earlier of, the repayment of the Credit Facility – Other or July 2, 2020, the maturity date of such credit facility.

In the event that the Credit Facility – Other is repaid before the maturity date, and existing debentures have not previously extended their maturity date, then the debenture balance currently reported as repayable in 2020 will have the following contractual repayment dates as at March 31, 2018:

2018	17,531
2019	16,376
2020	5,079
2021	871
39,857

12.	Convertible debentures

The following table summarizes the carrying value of the convertible debentures as at March 31, 2018:

	Liability component of convertible debentures	Equity component of convertible debentures	Net book value, March 31, 2018	Net book value, December 31, 2017
Convertible debentures	11,974	939	12,913	14,905
Transaction costs	(1,248)	(98)	(1,346)	(1,472)
Net proceeds	10,726	841	11,567	13,433
Accretion in carrying value of debenture liability	585	-	585	404
	11,311	841	12,152	13,837

Interest expense, which includes interest payable and the accretion of the convertible debenture, in the amount of $576 for the three months ended March 31, 2018 (three months ended March 31, 2017– $nil) is included in corporate interest expense in the consolidated statement of comprehensive loss. During the three months ended March 31, 2018, the Company issued nil shares in lieu of interest payable (December 31, 2017 – 122,655) and 398,600 shares for the conversion of $1,865 of principal. (December 31, 2017 – 19,000 shares for the conversion of $87 of principal).

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Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2018 and 2017

13.	Share capital

The Company’s authorized share capital is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in one or more series, the latter of which was approved by the Company’s shareholders on September 15, 2017. The Board is authorized to determine the rights and privileges and number of shares of each series.

As at March 31, 2018, there are 22,675,683 (December 31, 2017- 22,274,729) common shares and no preferred shares issued and outstanding.

Issued and outstanding common shares	Number of Shares (000s)	Amount
Balance, December 31, 2016	18,280	45,655
Shares issued	3,750	24,397
Shares issued – vested RSUs	41	273
Shares issued – conversion of convertible debentures	142	814
Shares issued – exercise of options	62	250
Balance, December 31, 2017	22,275	71,389
Shares issued – conversion of convertible debentures	399	1,865
Share issuance costs	-	(38)
Shares issued – exercise of options	2	9
Balance, March 31, 2018	22,676	73,225

14.	Fair value of financial instruments

Assets and liabilities recorded at fair value in the interim condensed consolidated statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.

•	Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets. Level 2 inputs include quoted prices for assets in markets that are considered less active.

•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

The fair value of cash, current loans receivable, accounts payable and accruals, and other liabilities is approximated by their carrying amount due to their short-term nature.

The fair value of the Company’s non-current loans receivable is determined by discounting expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms, which are classified as Level 3 input within the fair value hierarchy:

	March 31, 2018		December 31, 2017
	Total Fair Value	Total Carrying Value	Total Fair Value	Total Carrying Value
Loans Receivable – Non-Current (Level 3)	38,212	35,319	36,567	33,917

The fair values of the Company’s debentures and convertible debentures are estimated using discounted cash flows based upon the Company’s current borrowing rates for similar borrowing arrangements, which are classified as Level 2 inputs within the fair value hierarchy. The carrying values of debentures approximate their fair value as new debt granted with similar risk profiles bear similar rates of return.

14

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2018 and 2017

14.	Fair value of financial instruments (Continued from previous page)

The fair value of the Company’s derivative financial liability is determined using the Black Scholes option pricing model and is classified as Level 2.

Management has determined that the fair values of the credit facilities do not materially differ from its carrying values as the facilities are subject to a floating interest rate, effecting current market conditions, and there have been no significant changes in the Company’s risk profile since issuance of the credit facilities.

During the three months ended March 31, 2018, there were no transfers of assets or liabilities within the fair value hierarchy levels.

15.	Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks, as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on-going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The maximum exposure to liquidity risk is represented by the carrying amount of accounts payable and accruals, credit facilities, debentures and convertible debentures which total $118,782 (2017 – $117,122).

The following table summarizes the Company's financial liabilities with corresponding maturity:

	2018	2019	2020	2021	Thereafter	Total
Accounts payable and accruals	6,594	-	-	-	-	6,594
Credit facility	-	-	61,020	-	-	61,020
Debentures	-	-	38,986	871	-	39,857
Convertible debentures	-	-	11,311	-	-	11,311
Total	6,594	-	111,317	871	-	118,782

Foreign currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in United States dollars:

	March 31, 2018	December 31, 2017
Cash	$250	$171
Debentures	$4,770	$4,770

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Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2018 and 2017

15.	Nature and extent of risk arising from financial instruments (Continued from previous page)

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on their fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facilities that bears interest that fluctuates with LIBOR. The credit facilities have a LIBOR floor of 1.5% & 2.0% for Credit Facility – Liquid and Credit Facility – Others, respectively. As at March 31, 2018, LIBOR is 1.88% (December 31, 2017 – 1.56%). A 0.50 basis point increase in LIBOR would increase annual funding interest expense by $279.

The debentures and convertible debentures have fixed rates of interest and are not subject to interest rate risk.

Other price risk

Other price risk is the risk that changes in market prices, including commodity or equity prices, will have an effect on future cash flows associated with financial instruments. The cash flows associated with financial instruments of the Company are not exposed to other price risk.

16.	Share-based compensation

(a)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. On September 15, 2017, the Company’s shareholders approved an amendment to increase the maximum number of common shares reserved for issuance under the Plan to the greater of i) 15% of the number of common shares issued and outstanding of the Company and ii) 3,200,000. The exercise price of an option is set at the time that such option is granted under the Plan.

Each option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of expiry, based on a maximum term of eight years.

A summary of the status of the stock options and changes in the period is as follows:

	Options Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Options Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2016	2,302		3.50	767	4.01
Options granted	984	1.87	4.60
Exercised	(62)		2.39
Forfeited	(125)		5.67
As at December 31, 2017	3,099		3.80	1,529	3.85
Options granted	42	1.94	6.28
Exercised	(2)		2.48
Forfeited	(10)		3.69
As at March 31, 2018	3,129		3.83	1,712	3.79

The above noted options have maturity dates ranging from November 2021 to March 2026.

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Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2018 and 2017

16.	Share-based compensation (Continued from previous page)

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the three months ended March 31, 2018	For the year ended December 31, 2017
Risk-free interest rate	2.14%	1.08 – 1.90%
Expected life	5 years	5 years
Expected volatility in market price of shares	50%	50%
Expected dividend yield	0%	0%
Expected forfeiture rate	15%	15%

These options generally vest either immediately or monthly over a three to four year period after an initial one year cliff. Volatility is estimated using historical data of comparable publicly traded companies operating in a similar segment.

Total share-based compensation costs related to options and RSUs for the three months ended March 31, 2018 were $292 (three months ended March 31, 2017 - $246).

(b)	Restricted share units

RSUs are granted to executives and other key employees. The value of an RSU at the grant date is equal to the value of one of the Company’s common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board of Directors. The maximum aggregate number of common shares issuable from treasury by the Company pursuant to the RSU Plan is 200,000.

Details of outstanding RSUs as at March 31, 2018 are as follows:

Number of RSUs (000s)
Outstanding, January 1, 2017	145
Granted	71
Converted	(41)
Expired	(30)
Outstanding, December 31, 2017	145
Outstanding, March 31, 2018	145

17

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2018 and 2017

16.	Share-based compensation (Continued from previous page)

(c)	Warrants

	Warrants Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Warrants Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2016	1,878		2.90	881	2.84
Warrants expired	(99)	0.90	7.35
As at December 31, 2017	1,779		2.66	783	2.28
As at March 31, 2018	1,779		2.66	982	2.42

The 1,779,453 warrants noted above have maturity dates ranging from February to September, 2025.

There are 583,333 warrants outstanding to Drawbridge Special Opportunities Fund LP, an affiliate of Fortress Credit Co LLC, that contain a net equity settlement option based on share prices on the open market at the time of exercise, and the exercise price attached to the outstanding warrants. These warrants are treated as a derivative financial liability subject to remeasurement at each reporting period end, and the fair value movement during the period is recognized in the consolidated statement of comprehensive loss.

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the period ended March 31, 2018	For the year ended December 31, 2017
Risk-free interest rate	0.64 - 2.29%%	0.64 - 2.10%
Expected life	2-10 years	2-10 years
Expected volatility in market price of shares	50 - 55%%	50 - 55%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

On January 25, 2016, in connection with the Postmedia Agreement, Mogo issued Postmedia five year warrants to acquire 1,196,120 common shares of Mogo at an exercise price of $2.96. 50% of the warrants vest in equal instalments over three years while the remaining 50% (the “Performance Warrants”) were to vest based on Mogo achieving certain quarterly revenue targets.

Subsequent to March 31, 2018, the Postmedia Agreement was extended for an additional two years beyond the end of the current agreement, as described in Note 6. In connection with this amendment, Postmedia and Mogo agreed to change the vesting and term of the 598,060 Performance Warrants so that i) they vest equally over the remaining two years of the collaboration (50% in January 2020 and 50% in January 2021); and ii) their term is extended an additional two years, now expiring January 2023. Extension of the term of the Performance Warrants is subject to TSX approval and receipt of shareholder approval, to be sought at the Company’s upcoming annual general meeting.

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